Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi successfully prices taps on outstanding bond issues for EUR 500 million

Paris – France – April 6, 2020 – Sanofi (EURONEXT: SAN and NASDAQ: SNY) announces that it has successfully priced tap offerings of EUR 500 million of notes (the “Notes”) on two outstanding tranches:

•	€250 million fixed rate notes, increasing the total principal amount of the tranche due April 2025 bearing interest at an annual rate of 1.000% to €1 billion

•	€250 million fixed rate notes, increasing the total principal amount of the tranche due April 2030 bearing interest at an annual rate of 1.500% to €1 billion

The Notes are being issued off the company’s Euro Medium Term Note Programme.

The transactions enable the company to lower its average cost of debt and extend the average maturity of its debt.

Sanofi intends to use the net proceeds of the offerings for general corporate purposes.

Crédit Agricole CIB, HSBC, Bank of America Securities and Société Générale acted as Global Coordinators and Bookrunners for the offering

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

PROHIBITION OF SALES TO EUROPEAN ECONOMIC AREA (“EEA”) AND UNITED KINGDOM (“UK”) RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA and in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation

(EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors (as defined above) in the EEA or in the UK has been or will be prepared and therefore offering or selling the Notes or otherwise making them available to any such retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notes have only been offered or sold and will only be offered or sold, directly or indirectly, in France to qualified investors (investisseurs qualifiés) as defined in Article L.411-2 1° of the French Code monétaire et financier, and the Base Prospectus, any Final Terms or any other offering material relating to the Notes have only been distributed or caused to be distributed and will only be distributed or caused to be distributed in France to such qualified investors.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Félix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi’s beliefs and expectations are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Sanofi does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.